UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2007
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Verso Technologies, Inc.

Former Name if Applicable:	N/A

Address of Principal Executive Office (Street and Number):	400 Galleria Parkway, Suite 200
City, State and Zip Code:	Atlanta, GA 30339

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box)

☒	(a)	The reasons described in reasonable detail in PART III of this form could not be eliminated without unreasonable effort or expenses;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant could not prepare and file by the filing deadline, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2007 due to the time and attention required of the Registrant’s management to finalize the Registrant’s accounting with respect to matters arising from a recently filed action against the Registrant relating to the previously disclosed litigation between Entrata Communications Corporation and one of the Registrant’s subsidiaries (collectively, the “Litigation”).  On March 25, 2008, the Registrant entered into a Settlement Agreement with respect to the Litigation which has been disclosed in the Registrant’s Current Report on Form 8-K filed on March 31, 2008.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Martin D. Kidder, Chief Financial Officer	(678)	589-3500
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:  See the attached explanation.

Verso Technologies, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed in its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2008	By:	/s/ Martin D. Kidder
Martin D. Kidder
Chief Financial Officer

VERSO TECHNOLOGIES, INC.
SEC File No. 000-22190

Part IV – Explanation of Anticipated Change

The following represents significant changes in the results of operations for Verso Technologies, Inc. Revenues for the year ended December 31, 2007 and 2006 were $50.6 million and $42.5 million, respectively. Loss from continuing operations for the year ended December 31, 2007 and 2006 was $26.7 million and $17.8 million, respectively. The loss from continuing operations for the year ended December 31, 2007 includes an impairment charge of intangibles assets of $5.2 million and no such charge was recorded in the year ended December 31, 2006. Loss from discontinued operations for the year ended December 31, 2007 was $350,000 as compared to $0 for the year ended December 31, 2006. The loss from discontinued operations relates to a legal settlement of a matter from a discontinued business.  Net loss for the year ended December 31, 2007 and 2006 was $27.0 million and $17.8 million, respectively.